

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 8, 2017

Jay S. Sidhu
Chairman and Chief Executive Officer
Customers Bancorp, Inc.
1015 Penn Avenue Suite 103
Wyomissing, PA 19610

  Re: Customers Bancorp, Inc.
    Registration Statement on Form S-3
    Filed June 2, 2017
    File No.333-218483

Dear Mr. Sidhu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jessica Livingston, Staff Attorney, Staff Attorney, at 202-551-3448 with any questions.

        Sincerely,

        /s/ Era Anagnosti

        Era Anagnosti
        Legal Branch Chief
        Office of Financial Services

cc: Christopher S. Connell Esq.